Hamilton Lane Private Assets Fund

110 Washington St, Ste 1300

Conshohocken, PA 19428-2053

July 28, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Karen Rossotto

Re: Hamilton Lane Private Assets Fund (File Nos. 333-266278, 811-23509)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, Hamilton Lane Private Assets Fund (the “Registrant”) respectfully requests the withdrawal of the following Post-Effective Amendments to the Registrant’s registration statement on Form N-2 (the “Amendments”).

Post-Effective Amendment No.	Date Filed	Submission Type	Accession Number
10	7/21/23	486BXT	0001213900-23-058690
9	6/23/23	486BXT	0001213900-23-051074
8	6/7/23	486BXT	0001213900-23-046988
7	5/23/23	486BXT	0001213900-23-042188
6	4/21/23	486BXT	0001213900-23-031486
5	3/24/23	486BXT	0001213900-23-022635
4	2/22/23	486BXT	0001213900-23-013506
3	1/23/23	486BXT	0001213900-23-004336
2	12/23/22	486BXT	0001213900-22-082270
1	10/26/22	486APOS	0001398344-22-020733

The Registrant requests withdrawal of the Amendments in order to file its annual registration statement update without violating the provisions of Rule 486(d). No securities were sold in connection with the Amendments.

Please direct any questions concerning this matter to Josh Deringer or Josh Lindauer of Faegre Drinker Biddle & Reath LLP at (215) 988-2959 or (212) 248-3298, respectively.

Regards,

/s/ Adam Shane

Adam Shane

Secretary